EXHIBIT 99.1
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News release via Canada NewsWire, Calgary 403-269-7605


         Attention Business Editors :
         Compton Petroleum Corporation

         NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

         CALGARY, Dec. 18 /CNW/ - Compton Petroleum Corporation ("Compton" or the"Corporation") (TSX:CMT) announces that, on December 23, 2002, it will re-activate its normal course issuer bid commenced on March 8, 2002, to purchase up to 5,400,000 common shares of Compton through the facilities of the Toronto Stock Exchange ("TSX"). Such bid has been suspended by Compton during the course of its previously announced private placement of flow-through common shares.

         Any shares purchased by Compton under the bid will be on the open market through the facilities of the TSX pursuant to the rules of the TSX governing normal course issuer bids. The price that Compton will pay for any common shares purchased pursuant to the bid will be the prevailing market price of such shares on the TSX at the time of such purchase. After they are purchased back by Compton pursuant to the bid, the common shares will be cancelled.

         Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Corporation's common shares are listed and traded on The Toronto Stock Exchange under the symbol "CMT" and is included in both the S&P / TSX Composite Index and the TSX Mid-Cap Index.



         For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O.,
Telephone: (403) 237-9400, Fax (403) 237-9410,
Website: www.comptonpetroleum.com, Email: investorinfo@comptonpetroleum.com
         (CMT.)


CO:  Compton Petroleum Corporation
ST:  Alberta
IN:  OIL
SU:

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